UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
August 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-held Corporation
CNPJ/MF n. 60.643.228/0001-21
NIRE 35.300.022.807

MATERIAL FACT

In compliance with the provisions of article 157, §4º of Law 6.404/76, and CVM Instruction 358/2002, as amended, and in furtherance to the information disclosed in the Communication to the Market made on July 27, 2011, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (the “Company”) hereby informs having signed a term sheet ("Term Sheet") granting exclusivity to OJI PAPER CO., LTD. (“OJI”), until September 29 2011, to negotiate with the Company the possible sale of the assets represented by the industrial fixtures and real estate properties that form the plant known as Piracicaba Unit located in the city of Piracicaba, State of São Paulo, for an indicative price of US$313,000,000.00 (three hundred and thirteen million North-American dollars), subject to the satisfactory conclusion of the due diligence by OJI, the occurrence of certain conditions precedent and the execution of the definitive agreements between the parties.

Assuming the negotiations develop in a satisfactory manner, it is expected that the closing of the sale object of the Term Sheet will occur until September 29th, 2011, upon the execution of the definitive agreements and payment of the price in full.

The management of the Company will keep its shareholders and the market informed of the developments of the transaction described herein.

São Paulo, August 11th, 2011.

FIBRIA CELULOSE S.A.
João Adalberto Elek Junior
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: August 11, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO